

OFFERING MEMORANDUM

facilitated by



Hummingbird Mi Laboratories, LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Hummingbird Mi Laboratories, LLC
State of Organization	GA
Date of Formation	07/22/2019
Entity Type	Limited Liability Company
Street Address	440 Dix Lee on Dr, Fayetteville GA, 30214
Website Address	www.hummingbirdlabsmi.com

(B) Directors and Officers of the Company

Key Person	Gayle King
Position with the Company	
Title	VP Operations
First Year	2020
Other business experience (last three years)	*Gayle King is an educator and entrepreneur with over 40 years of experience, specializing in program development and program optimization. Before co-founding Hummingbird Labs, she served in leadership positions with The Emerald Group, Educational Resources, LLC, The Salvation Army, Metro Atlanta Neurosurgery Foundation, The Charles Wright Museum of African American History and Michigan Consolidated Gas Company. As a special project consultant, Gayle has provided services to Morehouse School of Medicine, The National Black Arts Festival, Rollins School of Public Health at Emory University, and the Michigan Department of Agriculture, among others. She has a background in educational technology sales, training, and implementation planning. Her extensive professional experiences have led her to build strategic partnerships with both private and public sector organizations. She holds a Bachelor of Arts degree Cum Laude in Urban Economics and Education, and a Master of Arts degree in International Mass Media, both from Michigan State University. This Michigan native currently resides in Atlanta Georgia.*

Key Person	Glen Clanton
Position with the Company Title First Year	 CEO business development 2020
Other business experience (last three years)	*With more than 30 years in corporate America at AT&T, Hewlett Packard, Hitachi and Lockheed Martin, Glen Clanton has gained invaluable insight as to what makes individuals and organizations more efficient and effective. While working with both public and private entities, in the areas of sales, marketing, corporate training/facilitation, and business management, expertise and knowledge has been gained.* *Glen holds a Master of Science Degree in Administration from Central Michigan University, and a Bachelor of Arts Degree in Business Administration from Michigan State University. He is certified as a Green Belt in Six Sigma and a member of American Society of Training and Development (ASTD).*

Key Person	Paul King MD
Position with the Company	
Title	CEO science
First Year	2019
Other business experience (last three years)	*Dr. Paul King is the founder and CEO of Hummingbird Laboratories LLC, a safety compliance laboratory designed to provide testing of cannabis products. Dr. King is a board-certified neurosurgeon, who practices general neurosurgery in Atlanta, Georgia. Dr. King graduated from Michigan State University College of Human Medicine, and completed a Neurosurgery residency at Henry Ford Hospital. Dr. King has served as President and Chairman of the Board of Directors of the Atlanta Medical Association; board of directors of the Medical Association of Atlanta. He is a member of numerous professional organizations. He also has served on the editorial board of Clinical Neurosurgery*

Key Person	Paul King II
Position with the Company	
Title	CFO/VP finance
First Year	2020
Other business experience (last three years)	*Paul K. King, II is an innovative leader with more than 20 years of experience in directing organizations through complex financial and business analysis providing decision support that empowers executives to make informed decisions. Paul has served in various leadership roles at Proctor & Gamble, Sprint Nextel, AT&T, and ATN International. He holds a BS degree in Chemical Engineering from Tuskegee University and received his Masters of Business Administration in Finance from the Kelley School of Business at Indiana University*

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)

(D) The Company's Business and Business Plan

Hummingbird Laboratories, LLC is a Safety Compliance Facility that offers cannabis testing services in the State of Michigan. We are a full-service Safety Compliance Facility (testing lab) offering a one-stop solution where our customers can be guaranteed they are in full compliance with all regulatory requirements.

- Our mission is to ensure the safety and quality of all cannabis products tested. By having their products tested by Hummingbird Labs, growers and processors will have a Certificate of Analysis that their products are effective and safe for use, guaranteeing a positive user experience each time.
- The Michigan Medical Marijuana Act of 2008 (MMMA), and the Michigan Regulation and Taxation of Marihuana Act of 2018 (MRTMA) for Adult-Use mandate all legal cannabis products be tested to determine potency and to ensure product safety. We offer full compliance testing for growers and processors under Michigan Cannabis Regulatory Agency (CRA) standards.

The Team

Paul K. King, M.D., CEO

Dr. Paul King is the founder and CEO of Hummingbird Laboratories LLC, a safety compliance laboratory designed to provide testing of cannabis products. Dr. King is a board-certified neurosurgeon, who practices general neurosurgery in Atlanta, Georgia. Dr. King graduated from Michigan State University College of Human Medicine, and completed a Neurosurgery residency at Henry Ford Hospital. Dr. King has served as President and Chairman of the Board of Directors of the Atlanta Medical Association; board of directors of the Medical Association of Atlanta. He is a member of numerous professional organizations. He also has served on the editorial board of Clinical Neurosurgery

Glen Clanton, Co-founder

With more than 30 years in corporate America at AT&T, Hewlett Packard, Hitachi and Lockheed Martin, Glen Clanton has gained invaluable insight as to what makes individuals and organizations more efficient and effective. While working with both public and private entities, in the areas of sales, marketing, corporate training/facilitation, and business management, expertise and knowledge has been gained.

Glen holds a Master of Science Degree in Administration from Central Michigan University, and a Bachelor of Arts Degree in Business Administration from Michigan State University. He is certified as a Green Belt in Six Sigma and a member of American Society of Training and Development (ASTD).

Paul K. King II, CFO

Paul K. King, II is an innovative leader with more than 20 years of experience in directing organizations through complex financial and business analysis providing decision support that empowers executives to make informed decisions. Paul has served in various leadership roles at Proctor & Gamble, Sprint Nextel, AT&T, and ATN International. He holds a BS degree in Chemical

Engineering from Tuskegee University and received his Masters of Business Administration in Finance from the Kelley School of Business at Indiana University

Gayle King, Co-founder

Gayle King is an educator and entrepreneur with over 40 years of experience, specializing in program development and program optimization. Before co-founding Hummingbird Labs, she served in leadership positions with The Emerald Group, Educational Resources, LLC, The Salvation Army, Metro Atlanta Neurosurgery Foundation, The Charles Wright Museum of African American History and Michigan Consolidated Gas Company. As a special project consultant, Gayle has provided services to Morehouse School of Medicine, The National Black Arts Festival, Rollins School of Public Health at Emory University, and the Michigan Department of Agriculture, among others. She has a background in educational technology sales, training, and implementation planning. Her extensive professional experiences have led her to build strategic partnerships with both private and public sector organizations. She holds a Bachelor of Arts degree Cum Laude in Urban Economics and Education, and a Master of Arts degree in International Mass Media, both from Michigan State University. This Michigan native currently resides in Atlanta Georgia.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 4 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$500,000
Offering Deadline	September 30, 2022

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$1,000,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
equipment purchase	$180,500	$390,000
operating capital	$118,828	$250,000
buildout	$170,672	$300,000
Mainvest Compensation	$30,000	$60,000
TOTAL	$500,000	$1,000,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	4.0 - 8.0%[2]
Payment Deadline	2027-12-31
Maximum Payment Multiple[3] - Early Investors - All Other Investors	2.0 x 1.7 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar month ending not more than thirty days after the end of the first calendar year after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	2.9%

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[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 4.0% and a maximum rate of 8.0% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$500,000	4.0%
$625,000	5.0%
$750,000	6.0%
$875,000	7.0%
$1,000,000	8.0%

[3] To reward early participation, the investors who contribute the first $50,000.0 raised in the offering will receive a 2.0x cap. Investors who contribute after $50,000.0 has been raised in the offering will receive a 1.7x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 3.0% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
Paul K. King MD	$75,000	4.5%		nonpayment for 3 years then 5yr repayment

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

No operating history

Hummingbird Laboratories, LLC was established in July 2019. We are pre-revenue accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Financial liquidity

Hummingbird Laboratories is in the early stages of the funding efforts. Additional capital investment opportunities are being pursued that may involve both debt and equity vehicles. This should be considered a long-term investment.

Historical milestones

Hummingbird Labs has been operating since July 2019 and has since achieved the following milestones:

- Pre-qualified for a safety compliance license in Michigan

- The property has been secured to build out the lab facility at 1001 S. Division SE Grand Rapids, Michigan

- Plan to hire a chief science officer and select a lab equipment vendor.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer

to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$0	$6,000,000	$6,600,000	$7,260,000	$7,986,000
Cost of Goods Sold	$225,000	$450,000	$496,000	$544,500	$598,950
Gross Profit	$-225,000	$5,550,000	$6,104,000	$6,715,500	$7,387,050
EXPENSES					
Operating Expenses	$1,668,550	$3,379,800	$4,064,775	$4,320,449	$4,598,809
Operating Profit	$-1,893,550	$2,170,200	$2,039,225	$2,395,051	$2,788,241

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

Because Banks may not be willing to do business with a cannabis entity for the reasons discussed above, any repayments owned under the Revenue Sharing Note will be fully administered by the Company likely not processed by a financial institution. This means it is unlikely that the Company will be able to provide payments via ACH returns, and may need to rely on other sources, such as personal checks and/or third party financial applications. This other sources may subject repayments to additional fees or risks, and will be subject to any applicable terms and conditions Because Banks may not be willing to do business with a cannabis entity for the reasons discussed above, any repayments owned under the Revenue Sharing Note will be fully administered by the Company likely not processed by a financial institution. This means it is unlikely that the Company will be able to provide payments via ACH returns, and may need to rely on other sources, such as personal checks and/or third party financial applications. This other sources may subject repayments to additional fees or risks, and will be subject to any applicable terms and conditions

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V